Exhibit 99.A9-1

Exhibit 24(b)(4)((g)(ii)
Guaranteed Minimum Death Benefit Endorsement (EA143)

ENDORSEMENT

This Endorsement is attached to and forms a part of the contract.

The last paragraph of the Alternative Election section of the Death Benefit Provisions is hereby replaced with the following:

If the sole Beneficiary is the spouse of the deceased Annuitant and is entitled to receive the Death Benefit Proceeds, then such Beneficiary may elect to become the new Annuitant and Owner and keep the Contract in force. The Annuity Value as of the Death Report Day will be adjusted to equal the Death Benefit Proceeds, if greater, as provided in the Death Benefit Provisions.

This Endorsement is effective as of the Contract Date unless a different Effective Date is shown here.

Except as otherwise set forth above, this Endorsement is subject to the exclusions, definitions, and provisions of the Contract.